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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      1     )*

                           First Inter-Bancorp Inc.

                                (Name of Issuer)
                    Common Stock, par value $1.00 per share,
                and Associated Preferred Share Purchase Rights

                         (Title of Class of Securities)

                                    32054T

                                 (CUSIP Number)

                            James L. Mitchell, Esq.
            Executive Vice President, General Counsel and Secretary
                         First Fidelity Bancorporation
                                550 Broad Street
                           Newark, New Jersey  07102
                                (201) 565-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 27, 1994

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


  CUSIP NO. 32054T                                         PAGE 1 OF 4 PAGES
            ------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Fidelity Bancorporation
   22-2826775

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                   (a) / /
                                                                     (b) / /
3  SEC USE ONLY

4  SOURCE OF FUNDS
   WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey

    NUMBER OF       7          SOLE VOTING POWER
     SHARES                    551,000*
  BENEFICIALLY
    OWNED BY        8          SHARED VOTING POWER
      EACH                     0
   REPORTING
     PERSON         9          SOLE DISPOSITIVE POWER
      WITH                     551,000*

                    10         SHARED DISPOSITIVE POWER
                               0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   551,000*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   23.8**

14 TYPE OF REPORTING PERSON*
   HC;CO


__________________________________

     *First Fidelity directly owns 50,000 shares of Common Stock.
Beneficial ownership of 461,000 shares of Common Stock was reported hereunder solely as a result of the Option Agreement described in Item 4.
The option granted pursuant to the Option Agreement has not yet become exercisable. First Fidelity expressly disclaims beneficial ownership of such shares. See Item 5.

     **Based upon the 2,312,735 shares of Common Stock reported by First Inter-Bancorp Inc. to be outstanding as of January 27, 1994, plus the
461,000 shares obtainable by First Fidelity upon the exercise of the option described in Item 4 were such option presently exercisable.
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         First Fidelity Bancorporation ("First Fidelity"), a New Jersey
corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, hereby amends and supplements its Schedule 13D, originally filed on February 7, 1994 (the "Original 13D"), with respect to its deemed beneficial ownership of 461,000 shares of Common Stock, par value $1.00 per share ("Common Stock") of First Inter-Bancorp Inc. ("FIBI"), a Delaware corporation. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Original Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         The response set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

         In connection with consummation of First Fidelity's acquisition on December 30, 1993 of Peoples Westchester Savings Bank ("Peoples"), First Fidelity acquired 50,000 shares of Common Stock previously owned by Peoples.
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                                   SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  April 20, 1994

                                        FIRST FIDELITY BANCORPORATION



                                        By:  /s/ Wolfgang Schoellkopf
                                           ------------------------------------
                                        Name:    Wolfgang Schoellkopf
                                        Title:   Vice Chairman and
                                                 Chief Financial Officer